Heskett & Heskett
Attorneys At Law
John Heskett	2401 Nowata Place, Suite A	Telephone (918) 336-1773
	Bartlesville, Oklahoma 74003	Facsimile (918) 336-3152
_______________________		Email: info@hesklaw.com
Jack Heskett (1932 - 2005)
Bill Heskett (1933 - 1993)

May 30, 2017

Maryse Mills-Apenteng

Special Counsel

United States Securities

and Exchange Commission

Re:	BorrowMoney.com, Inc.
Form S-1/A
Filed May 19, 2017
File No. 333-208854

Dear Ms. Mills-Apenteng:

Please let this correspondence serve as our official request for acceleration of the effective date of the heretofore filed Registration Statement, as amended, pursuant to Rule 461 of the Securities Act of 1933. We hereby request that the effective date of the registration be established as the 1st day of June, 2017 at 4:00 p.m., or as soon as practicable.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Pursuant to the requirements of the Securities Act of 1933, this acceleration request has been signed by the following person in the capacity and on the date indicated.

Very truly yours,

/s/ John Heskett

John Heskett

JFH:bs

Request for Acceleration:

Borrowmoney.com, Inc.

/s/ Aldo Piscitello

Aldo Piscitello, Preisdent